Exhibit 99.1

Evogene Discloses Positive Results in Yield Improvement
Collaboration with Monsanto Utilizing Novel 'Trait-First' Methodology

Results, obtained for a set of Evogene discovered genes, in testing by its key collaborator,
Monsanto, demonstrate potential to achieve yield enhancement in corn and soybean.

Rehovot, Israel – February 23rd, 2016 - Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries announced today positive results from the testing of a set of the Company's discovered genes in corn and soybeans conducted this past season by its key collaborator, Monsanto. These are the first results for genes discovered and tested pursuant to a 'Trait-First' methodology implemented in the frame of the parties' on-going, multi-year collaboration which focuses on yield enhancement and abiotic stress resistance.

The new methodology, which leverages and utilizes knowledge unlocked through the collaboration, has enabled the two companies to identify and prioritize a series of key enabling traits that are expected to improve plants’ overall performance leading to yield improvement, as well as the  trait attributes required for achieving these key traits.  The methodology implementation incorporates the synergistic application of Evogene’s 'big data' integration, analysis and prediction capabilities, including gene identification and optimization for specific trait attributes and gene stacking for achieving the key enabling traits, together with Monsanto’s industry leading development, validation and field trial network for testing both trait attributes and the key traits.

The positive results reported today represent a key step towards achieving the targeted plant traits for yield improvement, and confirm Evogene's computational predictions for this set of novel genes with respect to the underlying trait attributes. Further testing of these genes will now be undertaken while the parties evaluate additional previously discovered genes from the collaboration as well as new ones.

Tom Adams, VP Global Biotechnology at Monsanto stated: “Farmers throughout the world are increasingly focused on delivering better harvests to meet the demands of our planet. The ability to identify novel traits that can improve on-farm yields means that farmers can produce more on their existing farmland thus taking steps to preserve our natural habitats. Monsanto is pleased to collaborate with Evogene to continue our research to discover the specific plant improvements that can help drive on-farm yield”.

Ofer Haviv, Evogene’s President and CEO added: “These recent results for Evogene discovered genes from Monsanto’s corn and soybean programs support Evogene's unique prediction capabilities  in discovering genes that influence plant trait attributes. We look forward to our continuing joint efforts with Monsanto as we leverage both parties’ assets, capabilities and expertise in further promoting positive genes in the development processes and evaluating additional genes. We expect that the collaboration will lead to breakthrough yield-enhancing products for farmers world-wide.”

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About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions

Evogene Company contact Eyal Leibovitz CFO (Israel) +972-8-931-1900 IR@evogene.com	Evogene IR advisory- PCG Vivian Cervantes Investor Relations (USA) 212-554-5482 vivian@pcgadvisory.com